

Bangkok Bank
ธนาคารกรุงเทพ

SUPPL

SEC
Mail Processing
Section

MAY 4 2009

Washington, DC
100

April 20, 2009

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.





09046080

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the unaudited financial statements for the 1st quarter 2009 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET).

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

Ayuth Krishnamara
Executive Vice President

Tel. (662) 230-2365
Fax (662) 230-1573

cc. Mr. Surayut Thavikulwat, Vice President

ธนาคารกรุงเทพ จำกัด (มหาชน) (ทะเบียนเลขที่ 0107536000374)
333 ถนนสีลม เขตบางรัก กรุงเทพฯ 10500 โทรศัพท์ 0 2231 4333 Telex 82638 BKBANK TH ww.bangkokbank.com
Bangkok Bank Public Company Limited (Registration No. 0107536000374)
333 Silom Road Bangrak Bangkok 10500 Thailand Tel. (66) 2231 4333 Telex 82638 BKBANK TH www.bangkokbank.com


ธนาคารกรุงเทพ
Bangkok Bank

Ref: AFD.FA.FS 45 /2552
April 20, 2009

The President
The Stock Exchange of Thailand

Dear Sir,

Re: Submission of the unreviewed financial statements for the quarter ended March 31,2009

We are pleased to submit herewith, the unreviewed financial statements of the Bank, and Form F45-3 for the quarter ended March 31, 2009, one copy each in Thai and in English as follows:

Document No. 1 Balance Sheet as at March 31,2009 compared with Balance Sheet as at December 31, 2008
Document No. 2 Statements of Income for the quarters ended March 31,2009,December 31, 2008 and March 31, 2008
Document No. 3 Summary of Financial Results for quarter ended March 31,2009

Please be informed accordingly.

Sincerely yours,
Bangkok Bank Public Company Limited

Prasert Wangrattanapranee
Executive Vice President

ธนาคารกรุงเทพ จำกัด (มหาชน) (ทะเบียนเลขที่ 0107536000374)
333 ถนนสีลม เขตบางรัก กรุงเทพฯ 10500 โทรศัพท์ 0 2685 7875 โทรสาร 0 2685 7859 www.bangkokbank.com
Bangkok Bank Public Company Limited (Registration No. 0107536000374)
333 Silom Road Bangrak Bangkok 10500 Thailand Tel. (66) 2685 7875 Fax (66) 2685 7859 www.bangkokbank.com

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 1

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
BALANCE SHEETS
"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	March 31, 2009	December 31, 2008	Increase (Decrease) %	March 31, 2009	December 31, 2008	Increase (Decrease) %
ASSETS						
CASH	34,843,046	41,505,777	(16.1)	34,711,494	41,413,640	(16.2)
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	119,162,240	11,958,446	896.5	118,397,271	11,242,816	953.1
Non-interest bearing	9,842,943	5,802,222	69.6	9,820,066	5,775,055	70.0
Foreign items						
Interest bearing	102,458,468	87,323,172	17.3	96,764,083	84,013,533	15.2
Non-interest bearing	26,892,688	33,813,574	(20.5)	26,736,859	33,360,303	(19.9)
Total interbank and money market items, net	258,356,339	138,897,414	86.0	251,718,279	134,391,707	87.3
INVESTMENTS						
Current investments, net	96,330,553	120,742,513	(20.2)	96,029,101	119,648,871	(19.7)
Long-term investments, net	188,033,029	162,697,991	15.6	186,340,384	160,841,014	15.9
Investments in subsidiaries and associated companies, net	474,664	400,896	18.4	6,010,901	5,967,911	0.7
Total investments, net	284,838,246	283,841,400	0.4	288,380,386	286,457,796	0.7
LOANS AND ACCRUED INTEREST RECEIVABLE						
Loans	1,138,107,682	1,181,217,132	(3.6)	1,130,100,486	1,171,716,239	(3.6)
Accrued interest receivable	2,439,392	3,405,638	(28.4)	2,408,922	3,390,628	(29.0)
Total loans and accrued interest receivable	1,140,547,074	1,184,622,770	(3.7)	1,132,509,408	1,175,106,867	(3.6)
Less Allowance for doubtful accounts	(56,065,729)	(53,980,194)	3.9	(55,481,952)	(53,397,708)	3.9
Less Revaluation allowance for debt restructuring	(5,371,830)	(6,370,495)	(15.7)	(5,371,830)	(6,370,495)	(15.7)
Total loans and accrued interest receivable, net	1,079,109,515	1,124,272,081	(4.0)	1,071,655,626	1,115,338,664	(3.9)
PROPERTIES FOR SALE, NET	35,733,828	35,980,627	(0.7)	29,035,777	29,619,628	(2.0)
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	505,791	492,888	2.6	505,791	492,888	2.6
PREMISES AND EQUIPMENT, NET	30,391,546	30,822,507	(1.4)	30,195,590	30,617,003	(1.4)
DERIVATIVE REVALUATION	7,577,312	9,477,789	(20.1)	7,558,205	9,466,665	(20.2)
OTHER ASSETS, NET	12,258,214	11,820,675	3.7	11,971,402	12,045,520	(0.6)
TOTAL ASSETS	1,743,613,837	1,677,111,158	4.0	1,725,732,550	1,659,843,511	4.0

ธนาคารกรุงเทพ
Bangkok Bank

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	March 31, 2009	December 31, 2008	Increase (Decrease) %	March 31, 2009	December 31, 2008	Increase (Decrease) %
LIABILITIES AND SHAREHOLDERS' EQUITY						
DEPOSITS						
Deposits in Baht	1,223,247,118	1,201,005,321	1.9	1,223,233,720	1,202,286,347	1.7
Deposits in foreign currencies	127,759,991	121,282,116	5.3	115,607,288	109,190,368	5.9
Total deposits	1,351,007,109	1,322,287,437	2.2	1,338,841,008	1,311,476,715	2.1
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	14,937,666	12,180,444	22.6	15,654,189	12,602,103	24.2
Non-interest bearing	3,468,953	4,659,954	(25.6)	3,379,490	4,567,033	(26.0)
Foreign items						
Interest bearing	32,814,257	36,122,222	(9.2)	30,029,033	32,691,583	(8.1)
Non-interest bearing	4,391,274	2,936,791	49.5	4,458,314	3,023,639	47.4
Total interbank and money market items	55,612,150	55,899,411	(0.5)	53,521,026	52,884,358	1.2
LIABILITIES PAYABLE ON DEMAND	6,263,908	5,449,818	14.9	6,244,102	5,425,272	15.1
BORROWINGS						
Short-term borrowings	88,731,228	59,833,857	48.3	87,482,704	58,934,809	48.4
Long-term borrowings	9,578,279	9,293,587	3.1	9,578,279	9,293,587	3.1
Total borrowings	98,309,507	69,127,444	42.2	97,060,983	68,228,396	42.3
BANK'S LIABILITIES UNDER ACCEPTANCES	505,791	492,888	2.6	505,791	492,888	2.6
PROVISIONS FOR CONTINGENCIES	4,482,184	4,106,244	9.2	4,482,184	4,106,244	9.2
DERIVATIVE REVALUATION	11,098,510	15,189,633	(26.9)	11,084,800	15,174,093	(26.9)
OTHER LIABILITIES	37,267,393	28,955,268	28.7	37,311,102	28,878,224	29.2
TOTAL LIABILITIES	1,564,546,552	1,501,508,143	4.2	1,549,050,996	1,486,666,190	4.2

ธนาคารกรุงเทพ
Bangkok Bank

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	March 31, 2009	December 31, 2008	Increase (Decrease) %	March 31, 2009	December 31, 2008	Increase (Decrease) %
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)						
SHAREHOLDERS' EQUITY						
SHARE CAPITAL						
Registered share capital						
1,655,000 preferred shares of Baht 10 each	16,550	16,550	0.0	16,550	16,550	0.0
3,998,345,000 ordinary shares of Baht 10 each	39,983,450	39,983,450	0.0	39,983,450	39,983,450	0.0
Issued and paid-up share capital						
1,908,842,894 ordinary shares of Baht 10 each	19,088,429	19,088,429	0.0	19,088,429	19,088,429	0.0
PREMIUM ON ORDINARY SHARE CAPITAL	56,346,232	56,346,232	0.0	56,346,232	56,346,232	0.0
UNREALIZED INCREMENT PER LAND APPRAISAL	10,191,315	10,191,315	0.0	10,191,315	10,191,315	0.0
UNREALIZED INCREMENT PER PREMISES APPRAISAL	5,270,831	5,493,374	(4.1)	5,270,831	5,493,374	(4.1)
UNREALIZED GAINS ON INVESTMENT	10,481,313	11,304,109	(7.3)	10,478,629	11,279,497	(7.1)
UNREALIZED LOSSES ON INVESTMENT	(5,807,945)	(5,417,385)	7.2	(5,781,526)	(5,412,797)	6.8
FOREIGN EXCHANGE ADJUSTMENT	(1,749,841)	(1,566,131)	11.7	(1,187,225)	(1,107,236)	7.2
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE	45,400	45,400	0.0	-	-	-
RETAINED EARNINGS						
Appropriated						
Legal reserves	13,000,000	13,000,000	0.0	13,000,000	13,000,000	0.0
Others	46,500,000	46,500,000	0.0	46,500,000	46,500,000	0.0
Unappropriated	25,078,406	19,987,235	25.5	22,774,869	17,798,507	28.0
TOTAL	178,444,140	174,972,578	2.0	176,681,554	173,177,321	2.0
MINORITY INTEREST	623,145	630,437	(1.2)	-	-	-
TOTAL SHAREHOLDERS' EQUITY	179,067,285	175,603,015	2.0	176,681,554	173,177,321	2.0
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,743,613,837	1,677,111,158	4.0	1,725,732,550	1,659,843,511	4.0
OFF-BALANCE SHEET ITEMS CONTINGENCIES						
AVALS TO BILLS AND GUARANTEES OF LOANS	6,291,151	6,243,315	0.8	6,091,886	6,029,008	1.0
LIABILITY UNDER UNMATURED IMPORT BILLS	9,419,665	10,555,000	(10.8)	9,306,270	10,424,147	(10.7)
LETTERS OF CREDIT	26,395,125	26,113,156	1.1	26,275,928	25,909,639	1.4
OTHER CONTINGENCIES	982,060,513	1,006,601,570	(2.4)	978,010,592	1,004,071,599	(2.6)

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 2

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE QUARTERS ENDED
(UNAUDITED)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS				SEPARATE FINANCIAL STATEMENTS			
	March 31, 2009	December 31, 2008	Increase (Decrease) %	March 31, 2008	March 31, 2009	December 31, 2008	Increase (Decrease) %	March 31, 2008
Interest and dividend income								
Interest on loans	14,905,799	17,250,224	(13.6)	14,804,028	14,796,884	17,106,664	(13.5)	14,682,173
Interest on interbank and money market items	583,969	1,095,381	(46.7)	1,678,951	556,293	1,062,567	(47.6)	1,593,241
Investments	2,250,162	2,510,515	(10.4)	3,263,948	2,325,057	2,504,076	(7.1)	3,280,597
Total interest and dividend income	17,739,930	20,856,120	(14.9)	19,746,927	17,678,234	20,673,307	(14.5)	19,556,011
Interest expenses								
Interest on deposits	4,411,151	6,399,937	(31.1)	5,913,860	4,324,206	6,309,665	(31.5)	5,833,272
Interest on interbank and money market items	243,782	(6,352)	3,937.9	498,514	233,280	(29,665)	886.4	429,119
Interest on short-term borrowings	571,878	592,223	(3.4)	206,641	561,019	585,952	(4.3)	208,998
Interest on long-term borrowings	369,284	369,137	0.0	344,519	369,284	369,137	0.0	344,519
Total interest expenses	5,596,095	7,354,945	(23.9)	6,963,534	5,487,789	7,235,089	(24.2)	6,815,908
Net interest and dividend income	12,143,835	13,501,175	(10.1)	12,783,393	12,190,445	13,438,218	(9.3)	12,740,103
Bad debt and doubtful accounts	2,951,261	1,230,868	139.8	1,766,011	2,934,645	1,176,199	149.5	1,730,836
Loss on debt restructuring (reversal)	(979,767)	1,158,029	(184.6)	(202,320)	(979,767)	1,158,029	(184.6)	(202,320)
Net Interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring	10,172,341	11,112,278	(8.5)	11,219,702	10,235,567	11,103,990	(7.8)	11,211,587
Non-interest income								
Gain (loss) on investments	307,812	(195,378)	257.5	(178,325)	299,683	(190,595)	257.2	(178,784)
Equity in undistributed net income	105,771	11,162	847.6	40,256	-	-	-	-
Fees and service income								
Acceptances, aval and guarantees	20,959	21,680	(3.3)	22,174	20,959	21,680	(3.3)	22,174
Others	4,691,237	4,373,305	7.3	4,841,239	4,491,074	4,115,944	9.1	4,532,491
Gain on exchange	1,118,172	1,019,456	9.7	1,266,576	1,106,965	1,001,454	10.5	1,253,012
Gain on disposal of assets	214,105	405,732	(47.2)	275,224	155,284	351,614	(55.8)	293,775
Other income	227,850	103,134	120.9	107,678	204,512	95,098	115.1	107,542
Total non-interest income	6,685,906	5,739,091	16.5	6,374,822	6,278,477	5,395,195	16.4	6,030,210
Non-interest expenses								
Personnel expenses	3,631,046	3,823,998	(5.0)	3,289,126	3,506,693	3,667,288	(4.4)	3,129,592
Premises and equipment expenses	1,763,271	1,972,089	(10.6)	1,616,103	1,722,689	1,930,353	(10.8)	1,571,234
Taxes and duties	682,431	440,052	55.1	780,875	683,092	415,307	64.5	757,457
Fees and service expenses	1,073,193	1,077,247	(0.4)	1,031,059	1,056,112	1,060,280	(0.4)	1,020,542
Directors' remuneration	18,641	31,028	(39.9)	18,127	16,950	27,050	(37.3)	16,700
Contributions to the Financial Institutions Development Fund and the Deposit Protection Fund	1,188,842	1,191,388	(0.2)	1,194,521	1,188,842	1,191,388	(0.2)	1,194,521
Other expenses	1,374,284	1,216,458	13.0	1,337,358	1,348,756	1,221,759	10.4	1,312,443
Total non-interest expenses	9,731,708	9,752,260	(0.2)	9,267,169	9,523,134	9,513,425	0.1	9,002,489
Income before income tax	7,126,539	7,099,109	0.4	8,327,355	6,990,910	6,985,760	0.1	8,239,308
Income tax expenses	2,250,146	1,817,521	23.8	2,668,910	2,237,091	1,799,981	24.3	2,636,579
Net income	4,876,393	5,281,588	(7.7)	5,658,445	4,753,819	5,185,779	(8.3)	5,602,729
Attributable to								
Equity holders of the Bank	4,868,628	5,267,871	(7.6)	5,625,987	4,753,819	5,185,779	(8.3)	5,602,729
Minority interest	7,765	13,717	(43.4)	32,458	-	-	-	-
	4,876,393	5,281,588	(7.7)	5,658,445	4,753,819	5,185,779	(8.3)	5,602,729
Basic earnings per share Baht	2.55	2.76	(7.6)	2.95	2.49	2.72	(8.5)	2.94
Weighted average number of ordinary shares Thousand shares	1,908,843	1,908,843	-	1,908,843	1,908,843	1,908,843	-	1,908,843

ธนาคารกรุงเทพ
Bangkok Bank

Document No. 3

Summary of financial results
For the period ended March 31, 2009

<u>Summary of significant items in the first quarter of 2009</u>

in Million Baht

Item	Q1 '09	Q4 '08	Q1 '08	Q1 '09 compared to	
				Q4 '08	Q1 '08
Profit before provisions and tax	8,946	9,320	9,768	(374)	(822)
Profit before tax	6,991	6,986	8,239	5	(1,248)
Income tax	2,237	1,800	2,636	437	(399)
Net profit	4,754	5,186	5,603	(432)	(849)
Earnings per share	2.49	2.72	2.94	(0.23)	(0.45)
NII	12,190	13,438	12,740	(1,248)	(550)
NIM	3.05	3.36	3.35	(0.31)	(0.30)
ROA	1.15	1.23	1.42	(0.08)	(0.27)
ROE	10.66	12.10	13.47	(1.44)	(2.81)

in Million Baht

Item	Mar '09	Dec '08	Mar '09 compared to Dec '08
Loans	1,130,100	1,171,716	(41,616)
Deposits	1,338,841	1,311,477	27,364
NPLs	59,277	54,636	4,641

Bangkok Bank reported preliminary results for the first quarter of 2009, with profit before tax of Baht 6.99 billion, an increase of Baht 5 million or 0.1 percent, compared with the previous quarter. After taking into account corporate income tax of Baht 2.24 billion, which increased by Baht 437 million or 24.3 percent from the previous quarter, the bank had a net profit of Baht 4.75 billion, a decrease of Baht 432 million or 8.3 percent from the fourth quarter of 2008. This reflected a decrease of Baht 1.25 billion in net interest and dividend income, an increase of Baht 884 million in non-interest income, and an increase of Baht 10 million in non-interest expenses. The net interest margin fell to 3.05 percent from 3.36 percent in the previous quarter. As a result, the average return on assets fell to 1.15 percent from 1.23 percent in the previous quarter, and the average return on shareholders' equity fell to 10.66 percent.

When compared to the first quarter of 2008, the bank's profit before tax decreased by Baht 1.25 billion or 15.1 percent, and net profit decreased by Baht 849 million or 15.2 percent.

Earnings per share in the first quarter of 2009 decreased to Baht 2.49 per share compared with Baht 2.72 per share in the previous quarter and Baht 2.94 per share in the first quarter of 2008.

At the end of March 2009, the bank had total loans of Baht 1,130.10 billion, a decrease of Baht 41.62 billion or 3.6 percent compared with the total loans at the end of December 2008. Deposits totaled Baht 1,338.84 billion, an increase of Baht 27.36 billion or 2.1 percent.

Non-performing loans (NPLs) as of March 31, 2009 totaled Baht 59.28 billion, an increase of Baht 4.64 billion or 8.5 percent from December 31, 2008.



Important items on the statement of income for the first quarter of 2009

in Million Baht

Item	Q1 '09	Q4 '08	Q1 '08	Q1 '09 compared to	
				Q4 '08	Q1 '08
Net interest and dividend income	12,190	13,438	12,740	(1,248)	(550)
Non-interest income	6,279	5,395	6,030	884	249
Non-interest expenses	9,523	9,513	9,002	10	521
Profit before provisions and tax	8,946	9,320	9,768	(374)	(822)
Provisioning expenses	1,955	2,334	1,529	(379)	426
Profit before tax	6,991	6,986	8,239	5	(1,248)
Income tax	2,237	1,800	2,636	437	(399)
Net profit	**4,754**	**5,186**	**5,603**	**(432)**	**(849)**

Net profit

In the first quarter of 2009, the bank's profit before provisions and tax fell by Baht 374 million from the previous quarter to Baht 8.95 billion, and net profit fell by Baht 432 million to Baht 4.75 billion. This was mainly because net interest and dividend income decreased by Baht 1.25 billion while fee income, profit from investments, and gains from foreign exchange all increased. Provisioning expenses was down by Baht 379 million from the previous quarter to Baht 1.96 billion, and corporate income tax rose by Baht 437 million to Baht 2.24 billion.

When compared with the first quarter of 2008, the bank's profit before provisions and tax fell by Baht 822 million and net profit fell by Baht 849 million. This was because net interest and dividend income decreased by Baht 550 million while non-interest expenses increased by Baht 521 million. Provisioning expenses rose by Baht 426 million.

Net interest and dividend income

in Million Baht

Item	Q1 '09	Q4 '08	Q1 '08	Q1 '09 compared to	
				Q4 '08	Q1 '08
Interest and dividend income	**17,678**	**20,673**	**19,556**	**(2,995)**	**(1,878)**
Loans	14,797	17,107	14,682	(2,310)	115
Interbank and money market items	556	1,062	1,593	(506)	(1,037)
Investments	2,325	2,504	3,281	(179)	(956)
Interest expenses	**5,488**	**7,235**	**6,816**	**(1,747)**	**(1,328)**
Deposits	4,324	6,310	5,833	(1,986)	(1,509)
Interbank and money market items	233	(30)	429	263	(196)
Borrowings	931	955	554	(24)	377
Net interest and dividend income	**12,190**	**13,438**	**12,740**	**(1,248)**	**(550)**
Net interest margin	**3.05**	**3.36**	**3.35**	**(0.31)**	**(0.30)**

In the first quarter of 2009, net interest and dividend income declined by Baht 1.25 billion or 9.3 percent, compared with the fourth quarter of 2008, to Baht 12.19 billion. The net interest margin fell from 3.36 percent to 3.05 percent. Interest income from loans declined by Baht 2.31 billion or 13.5 percent, partly due to lower volumes and partly due to lower interest rates. Income from interbank and money market items declined by Baht 506 million or 47.6 percent, largely because of a decline in the rate of returns. Income from investments fell by Baht 179 million or 7.1 percent, partly due to lower dividends and partly due to lower returns from debt instruments. Interest expenses fell by Baht 1.75

billion or 24.2 percent from the previous quarter mostly from a decrease of interest expenses on deposits, in line with declining market interest rates.

When compared with the first quarter of 2008, the bank's net interest income for the first quarter of 2009 decreased by Baht 550 million, while the net interest margin decreased from 3.35 percent to 3.05 percent. Interest income and interest expenses fell significantly in line with declining market interest rates. Interest and dividend income for this quarter fell by Baht 1.88 billion, or 9.6 percent, with income from interbank and money market items and from investments both declined by Baht 1.04 billion and Baht 956 million, respectively. Meanwhile, interest expenses declined by Baht 1.33 billion or 19.5 percent, mainly because of a decrease in interest expenses on deposits.

Non-interest income

in Million Baht

Item	Q1 '09	Q4 '08	Q1 '08	Q1 '09 compared to	
				Q4 '08	Q1 '08
Fees and service income	4,512	4,138	4,555	374	(43)
Gain (loss) on investments	300	(191)	(179)	491	479
Gain on foreign exchange	1,107	1,001	1,253	106	(146)
Gain on disposal of assets	155	352	294	(197)	(139)
Other income	205	95	107	110	98
Total non-interest income	**6,279**	**5,395**	**6,030**	**884**	**249**

Non-interest income in the first quarter of 2009 increased from the previous quarter by Baht 884 million or 16.4 percent to Baht 6.28 billion. Significant items are as follows:

Non-interest income from normal banking operations continued to grow. Fees and service income amounted to Baht 4.51 billion, an increase of Baht 374 million or 9.0 percent from the previous quarter due to increases in fees from services such as electronic transactions, bancassurance, and mutual funds; while gains on foreign exchange amounted to Baht 1.11 billion, an increase of Baht 106 million or 10.5 percent.

The bank in the first quarter of 2009 earned Baht 300 million on sales of equity investments, an improvement from a Baht 191 million loss in the fourth quarter of 2008. As a result of the gains from sales of investments in the first quarter compared to a loss in the previous quarter, the gain on investments increased by Baht 491 million.

Gains on disposal of assets in the first quarter of 2009 fell by Baht 197 million from the previous quarter to Baht 155 million, while other income rose by Baht 110 million to Baht 205 million.

When compared with the first quarter of 2008, the bank's non-interest income in the first quarter of 2009 rose by Baht 249 million due to an increase of Baht 479 million in gains on investments, other income rose by Baht 98 million, while gains on foreign exchange fell by Baht 146 million, gains on disposal of assets fell by Baht 139 million, and fees and service income decreased by Baht 43 million.

Non-interest expenses

in Million Baht

Item	Q1 '09	Q4 '08	Q1 '08	Q1 '09 compared to	
				Q4 '08	Q1 '08
Personnel expenses	3,523	3,694	3,146	(171)	377
Premises and equipment expenses	1,723	1,930	1,571	(207)	152
Taxes and duties	683	415	757	268	(74)
Fee and service expenses	1,056	1,060	1,021	(4)	35
Contribution to the Financial Institutions Development Fund and the Deposit Protection Fund	1,189	1,192	1,195	(3)	(6)
Other expenses	1,349	1,222	1,312	127	37
Total non-interest expenses	**9,523**	**9,513**	**9,002**	**10**	**521**

In the first quarter of 2009, the bank's non-interest expenses amounted to Baht 9.52 billion, a marginal increase of 0.1 percent compared with the fourth quarter of 2008. Significant items included an increase of Baht 268 million or 64.5 percent in taxes and duties, and an increase of Baht 127 million or 10.4 percent in other expenses. However, personnel expenses decreased by Baht 171 million or 4.6 percent, and premises and equipment expenses declined by Baht 207 million or 10.8 percent.

When compared to the first quarter of 2008, non-interest expenses in the first quarter of 2009 rose by Baht 521 million or 5.8 percent, mainly due to an increase of Baht 377 million in personnel expenses, and an increase of Baht 152 million in premises and equipment expenses.

Provisioning expenses

In the first quarter of 2009, provisioning expenses amounted to Baht 1.96 billion, a decrease of Baht 379 million from the fourth quarter of 2008, but an increase of Baht 426 million from the first quarter of 2008.

Corporate income tax

In the first quarter of 2009, corporate income tax expenses amounted to Baht 2.24 billion, an increase of Baht 437 million from the previous quarter, but a decrease of Baht 399 million from the same period last year.

Important items on the balance sheet

Total Assets

in Million Baht

Item	Mar '09	Dec '08	Mar '09 compared to Dec '08
Total assets	**1,725,733**	**1,659,844**	**65,889**
Net interbank and money market items	251,718	134,392	117,326
Net investments in securities	288,380	286,458	1,922
Loans	1,130,100	1,171,716	(41,616)
Net foreclosed properties	29,036	29,620	(584)
Derivative revaluation	7,558	9,467	(1,909)

Total assets as of March 31, 2009 amounted to Baht 1,725.73 billion, an increase of Baht 65.89 billion compared with December 31, 2008. Significant items included net interbank and money market items which increased by Baht 117.33 billion to Baht 251.72 billion as a result of the management of excess liquidity, and net investments in securities which rose by Baht 1.92 billion or 0.7 percent to Baht 288.38 billion. However, loans fell by Baht 41.62 billion or 3.6 percent to Baht 1,130.10 billion, and net foreclosed properties fell by Baht 584 million to Baht 29.04 billion.

Total liabilities

in Million Baht

Item	Mar '09	Dec '08	Mar '09 compared to Dec '08
Total liabilities	**1,549,051**	**1,486,666**	**62,385**
Deposits	1,338,841	1,311,477	27,364
Interbank and money market items	53,521	52,884	637
Borrowing	97,061	68,228	28,833
Other liabilities	37,311	28,878	8,433
Derivative revaluation	11,085	15,174	(4,089)
Shareholders' equity	**176,681**	**173,177**	**3,504**

Total liabilities, as of March 31, 2009, amounted to Baht 1,549.05 billion, an increase of Baht 62.39 billion when compared with the end of 2008. Deposits rose by Baht 27.36 billion, or 2.1 percent, to Baht 1,338.84 billion. The loan-to-deposit ratio decreased to 84.4 percent from 89.3 percent at the end of December 2008. Interbank and money market liabilities rose by Baht 637 million to Baht 53.52 billion. Borrowings rose by Baht 28.83 billion to Baht 97.06 billion, mostly from an increase in bills of exchange (B/E).

Shareholders' equity, as of March 31, 2009, amounted to Baht 176.68 billion, an increase of Baht 3.50 billion or 2.0 percent from the amount at the end of 2008.

Classified loans and allowance for doubtful accounts

in Million Baht

	Loans and accrued interest receivable*			Allowance for doubtful accounts classified to Bank of Thailand's criteria**		
	Mar '09	Dec '08	Mar '08	Mar '09	Dec '08	Mar '08
Normal	1,038,114	1,094,358	962,279	6,099	6,479	4,230
Special Mentioned	35,082	26,087	30,445	324	207	267
Substandard	11,191	9,151	7,948	1,866	1,748	1,503
Doubtful	12,459	9,704	8,957	4,479	3,669	2,967
Doubtful of Loss	35,663	35,807	68,751	16,590	15,774	40,244
Total	**1,132,509**	**1,175,107**	**1,078,380**	**29,358**	**27,877**	**49,211**
Plus allowance for doubtful accounts in excess of minimum required level				26,124	25,521	14,757
Total allowance for doubtful accounts from loan classification				**55,482**	**53,398**	**63,968**
Plus allowance for valuation from loan restructuring				5,372	6,370	3,854
Total allowance for doubtful accounts				**60,854**	**59,768**	**67,822**

* Excluding interbank and money market items of Baht 118.80 billion

** Excluding allowance for doubtful accounts on interbank and money market items of Baht 57 million

in Million Baht

Item	Mar '09	Dec '08	Mar '08	Mar '09 compared to	
				Dec '08	Mar '08
Non-performing loans (NPLs)*	59,277	54,636	85,642	4,641	(26,365)
Total loans used for NPLs ratio calculation*	1,248,897	1,183,318	1,105,399	65,579	143,498
NPLs as percentage of total loans	4.8	4.6	7.8	0.2	(3.0)
Loan loss reserve	60,854	59,768	67,822	1,086	(6,968)
Loan loss reserve coverage of NPLs	102.7	109.4	79.2	(6.7)	23.5

* Excluding interest receivable but including interbank and money market items

Non-performing loans (NPLs) as at the end of March 2009 increased by Baht 4.64 billion to Baht 59.28 billion compared with Baht 54.64 billion at the end of 2008. The ratio of NPLs to total loans rose from 4.6 percent at year-end to 4.8 percent at the end of March 2009.

Provisioning expenses in the first quarter of 2009 amounted to Baht 1.96 billion and the total loan loss reserves at the end of March 2009 was Baht 60.85 billion. This exceeded the provisioning requirements of the Bank of Thailand by Baht 26.12 billion or 75.2 percent. The loan loss reserve coverage of NPLs was 102.7 percent, compared to 109.4 percent at the end of December 2008.

Capital reserves and capital adequacy ratio as required by the BOT

in Million Baht

Item	Mar '09	Dec '08	Mar '08	Mar '09 compared to	
				Dec '08	Mar '08
Tier 1 capital	142,279	142,237	126,464	42	15,815
Tier 2 capital	34,102	33,408	33,163	694	939
Total capital	**176,381**	**175,645**	**159,627**	**736**	**16,754**

As of March 31, 2009, the bank had capital fund of Baht 176.38 billion, and Tier 1 capital of Baht 142.28 billion. The bank's capital adequacy ratio, as defined by Bank of Thailand's new criteria implemented in line with the Basel II accord from December 31, 2008, was approximately 14.2 percent, and the Tier 1 capital ratio was approximately 11.4 percent. With the inclusion of the net profit for the second half of 2008 and the net profit for the first quarter of 2009 and deduction of dividends to be paid in May 2009, the total capital adequacy ratio and Tier 1 capital ratio would be approximately 15.1 percent and 12.3 percent, respectively.